FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.
April 19, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Terry French, Accounting Branch Chief
Larry Spirgel, Assistant Director
Leigh Ann Schultz, Division of Corporation Finance

Re:	Sprint Nextel Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 27, 2012
Form 8-K
Filed February 8, 2012
File No. 001-04721
Ladies and Gentlemen:
Sprint Nextel Corporation, a Kansas corporation (“Sprint,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2012, with respect to the Company's financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), filed February 27, 2012, and our Current Report on Form 8-K, filed February 8, 2012.
Below are the Company's responses. For the convenience of the Staff, we have repeated each of the Staff's comments before its corresponding response.
Please be advised that we are requesting confidential treatment of portions of our response to comment 6 (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition…, page 27
Network Vision, page 28

1.
We refer to your disclosure that approximately $2 billion of the remaining $3.6 billion net book value of your Nextel assets are expected to be expensed during the next two years through accelerated depreciation expense. Please disclose your intentions for the remaining $1.6 billion of Nextel assets.

Response:
The $2 billion of accelerated depreciation expense is incremental to the amount of depreciation expense that would have been recognized, approximately $1.6 billion, during 2012 and 2013 absent a decision to decommission our Nextel platform.  This decision to decommission our Nextel platform resulted in a reduction in the remaining depreciable lives of our Nextel platform assets through the end of 2013. Accordingly, the total amount of depreciation expense that we expect to record in 2012 and 2013 related to our remaining Nextel platform assets is $3.6 billion. At the conclusion of Network Vision, we do not expect to have any material remaining balances associated with our Nextel platform assets. We will enhance our future disclosure to clarify this matter.

Results of Operations, page 30
Average Monthly Service Revenue per Subscriber and Subscriber Trends, page 36

2.
Public statements by your Chief Financial Officer indicate that a substantial amount of Sprint's postpaid retail net additions are related to the recapture of Nextel customers. We see on page 38 that Sprint postpaid retail ARPU for the fourth quarter 2011 is approximately $20 higher per month per unit. We also refer to your disclosure on page 3 that the Nextel platform decommissioning is expected to be completed in the next 1-2 years. If this is a known trend, please expand future disclosures to discuss the impact the continuing recapture, as well as completion of the migration, is expected to have on your key metrics and financials, such as ARPU and gross margin. Refer to Regulation S-K Item 303(a)(3)(ii).

Response:
As a result of the Company's decision to decommission the Nextel platform in connection with our Network Vision project, we expanded our disclosures during the fourth quarter of 2011 to provide users of our financial statements with additional financial and operational data associated with the Sprint and Nextel platforms. Accordingly, we enhanced our existing disclosure by providing average revenue per user (“ARPU”) and churn by platform (i.e., Sprint or Nextel) and further subcategorized these metrics into postpaid and prepaid groupings. In addition to these enhanced disclosures, we continue to provide key subscriber metrics, including net additions and end of period subscribers by platform, which we further subcategorized into the applicable grouping of postpaid, prepaid and wholesale and affiliates. We believe these enhanced disclosures provide users of our financial statements with useful information regarding the key differences and/or trends associated with our

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

two platforms and further enable users to assess financial sensitivities utilizing their own estimates and assumptions regarding the decommissioning of the Nextel platform, including potential migrations of subscribers from the Nextel platform to the Sprint platform. The actual impact on total retail postpaid ARPU, Sprint platform postpaid ARPU and Nextel platform postpaid ARPU will depend on the number and type of Nextel platform subscribers we successfully convert to the Sprint platform. Although we intend to retain as many existing Nextel subscribers as possible during the decommissioning of the Nextel platform, we have not provided any explicit guidance regarding retention rates because we did not believe it to be a known trend given the early stages of our project and the competitive environment for these customers, particularly those utilizing push-to-talk technologies. In future filings we expect to provide enhanced disclosure associated with the number of subscribers that migrate from our Nextel platform to our Sprint platform. In addition, as we develop a history of migration of Nextel subscribers and gain better visibility into the ultimate financial impact, if we believe it to be a known material trend, we would provide enhanced disclosure associated with the impact on Sprint platform ARPU and gross margin.
Liquidity, page 43

3.
We refer to your disclosure regarding your arrangement with Apple. You indicate the sale of the Apple smartphones will result in an expected increase in cash outflow and reduction in operating income in the earlier years of the contract until you recover the acquisition costs through subscriber revenue. If this is a known trend, please expand future disclosure to discuss the impact in more detail, such as describing the estimated number of months of subscriber revenue it will take to recover the equipment subsidy.

Response:
As discussed in our periodic filings, our marketing plans assume that devices typically will be sold at prices below our purchase price. This is consistent with industry practice, as subscriber acquisition and retention efforts often include providing incentives to subscribers, such as offering new devices at discounted prices. Our subsidy per unit on the iPhone is generally higher than other smartphones we sell, and, as a result, it is expected that our operating income and cash flow from operations will be reduced in the earlier years of the Apple contract. We have discussed this expectation qualitatively rather than quantitatively in our periodic filings given the infancy of our experience with this device. There are multiple variables that impact an estimate of the period of time necessary to recover subsidy costs, including varying rate plan offerings as well as the net sales prices of the devices offered to customers, which change periodically. Given that the iPhone is a new device in our portfolio of device offerings, we have virtually no historical data about the purchasing preferences of iPhone subscribers on which to base forecasts. Despite the difficulty in accurately forecasting amounts for which we have little historical data, we will include a disclosure in future filings indicating the type of variables affecting estimation and indicate that we do not expect the effect of the iPhone, given the significance of its expected effect on gross additions and upgrades, to contribute positively to contribution margin in the near term.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Note 2. Summary of Significant Accounting Policies and Other Information, page F-8
Device and Accessory Inventory, page F-9

4.
We refer to your disclosure indicating that expected equipment net subsidy is not recognized prior to the time of sale. Please tell us if there is a difference in the “time of sale” for direct sales compared to third-party affiliate and independent dealer sales. In that regard, for third-party affiliate and independent dealer sales, please tell us whether you consider the time of sale to be at the point of your sale to the affiliate or at the point of the affiliate's sale to the end customer. Please provide your basis in U.S. GAAP for your policy.

Response:
As discussed more fully in response to comment 6 below, the sale of our wireless services occurs primarily through two channels: direct sales channel and indirect sales channel. We recognize equipment revenue and corresponding costs of devices when title and risk of loss of the device passes to the end use customer in the direct channel or indirect dealer, as applicable. The time of sale for recognition of commissions (see definition in response to comment 6) in both direct and indirect channels occurs upon the activation or upgrade of an end use customer under a service contract. Commissions, including those that are related to equipment net subsidy, are not earned by the indirect dealer until such time that a service contract is entered into with an end use customer. We refer the Staff to our comprehensive response to comment 6 below for a discussion of our basis in U.S. GAAP for these policies.
Benefit Plans, page F-10

5.
We see you provide a defined benefit pension plan and certain other postretirement benefits to certain employees. Please tell us how you considered the guidance in FASB ASC 715-20-50 in determining the appropriate disclosures for these plans. In your response, please provide any proposed disclosure for future filings.

Response:
We evaluate our disclosures associated with pension and other postretirement benefits in connection with the overall materiality of such plans to our consolidated balance sheets and statements of comprehensive loss. The aggregate plan activity, including our net liability and periodic expense, was not material to us as of December 31, 2011 and 2010 and, therefore, we have only provided disclosures included in FASB ASC 715-20-50 that we believe are necessary to assist users of our financial statements in understanding the nature of our plans as well as certain assumptions, such as discount rates and expected rate of return on plan assets, associated with our accounting determinations. Through balanced disclosures commensurate with the overall materiality of our benefit plans, we believe we provide useful decision-making information to users of our financial statements.
At the time of the Sprint-Nextel merger in 2005, we did not extend plan participation in the defined benefit pension plan or other postretirement benefits to existing Nextel employees and amended our postretirement medical benefit plan to only include employees who were employed by us prior

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

to the Sprint-Nextel merger and born before 1956. As of December 31, 2005, the pension plan was also amended to cease additional benefit plan accruals for all then-current participants. No employee hired by Sprint after August 2005 can become a participant in the plan.
As disclosed in our 2011 Form 10-K, the fair value of our pension plan and certain other postretirement assets as of December 31, 2011 and 2010 in aggregate was $1.4 billion and $1.3 billion, respectively, and our projected benefit obligations in aggregate were $2.2 billion and $1.9 billion, respectively. As a result, the plans were underfunded by approximately $800 million and $600 million at December 31, 2011 and 2010, respectively, and were recorded as a net liability in our consolidated balance sheets. This net liability represents approximately 2% of the Company's total liabilities as of December 31, 2011 and 2010. Furthermore, the amount of total net benefit cost recognized in the consolidated statements of comprehensive loss was approximately $53 million, $42 million and $49 million for the years ended December 31, 2011, 2010 and 2009, respectively. Net benefit costs represent less than 1% of total net operating expenses and 2.0% or less of pre-tax loss and net loss, respectively, in each of 2011, 2010 and 2009.
Revenue Recognition, page F-11

6.
We refer to your sale of devices to third-party affiliates or independent dealers. Please help us understand the timing of revenue recognition and the related incentives for sales to and by your third-party affiliates and independent dealers. In that regard, please provide us the following information:

•	the timing of recording equipment revenue from the sale of devices to third-party affiliates;

•
a summary of any incentives, such as point-of-sale discounts and dealer commissions, you provide the affiliate associated with the device or related service contract and whether the incentive is related to the sale of the device or service contract;

•	the impact of each incentive on revenue recognition timing;

•	the basis for determining when an incentive is offered;

•	the timing of recognizing the cost of each incentive associated with the devices and the service contracts;

•	whether the company is able to reasonably estimate the cost of the incentive at the time of the company's sale to the affiliate; and

•	the basis in U.S. GAAP underlying your policy.
Please provide an illustrative third-party affiliate transaction example to depict your cycle of recognizing equipment revenue and recording the related incentives. To the extent equipment revenue and the related incentives are not recorded in the same period, please provide your basis in U.S. GAAP for your policy. In addition, please quantify the amount of third-party affiliate device sales, point-of sale discounts and dealer commissions for fiscal 2011 and 2010.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Response:
The Company's primary business is the sale of telecommunications services - both wireless and wireline. In our wireless business, as a means to attract and retain customers, we also sell devices, primarily handsets and related accessories, capable of enabling our customers to access and utilize our wireless network. The sale of our wireless services occurs primarily through two channels: direct sales channel (e.g., Sprint retail stores, Sprint direct sales force, Sprint's website and Sprint telesales) and indirect sales channel through indirect dealers1 (e.g., Best Buy, Radio Shack).
For sales made through the direct sales channel, the Company sells the devices and the service contracts directly to the end use customer. For sales made through the indirect sales channel, the Company sells the device to an indirect dealer and recognizes revenue on that transaction and subsequently the indirect dealer sells the device to the end use customer. With limited exceptions, the indirect dealer sells the end use customer a service contract bundled with a Sprint device.
Equipment revenue is recognized when title and risk of loss passes from Sprint to the indirect dealer in the indirect sales channel, assuming all other revenue recognition criteria of ASC Subtopic 605-10-S99 (formerly SAB 104) have been met. Substantially all of our arrangements with the indirect dealers do not include any general return rights. Additionally, payment for the device is not subject to resale to the end use customer. In our postpaid wireless business, which represents the majority of our net operating revenues, the sales price to indirect dealers approximates the price paid by Sprint to the original equipment manufacturer (“OEM”). As a result, at the time we sell devices to our indirect dealers, we recognize equipment revenue (included in net operating revenues) and relieve our inventory for equipment cost (which is included in our cost of services and products) for approximately the same amount. In addition, we offer incentive payments (i.e., commissions) to indirect dealers that are earned and recognized at the time an indirect dealer activates an end use customer on our wireless network.
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1 We would like to clarify the difference between the terms third-party affiliate (“Affiliate”) and indirect dealer. An Affiliate is an entity that licenses the use of our brand name, sells service in a defined territory, and does not sell devices that are eligible for commissions. Affiliates' subscribers are excluded from our retail subscriber classification (i.e., postpaid or prepaid) and are included in our “Wholesale and affiliate” subscriber classification. Indirect dealers are unrelated third-parties that market and sell our products and services to businesses and the consumer market. Indirect dealers are generally compensated by us through commissions for selling qualified service contracts to customers. Subscriber activations resulting from indirect dealers are included in our retail subscriber classification (i.e., postpaid or prepaid).

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

All commissions (as described below) offered by the Company are tied to the sale of a service contract, which is generally sold to an end use customer in a bundled transaction along with the device. We consider our incentive payments made to our indirect dealers as commission for the sales effort of obtaining a service contract with a customer and categorize the total for such commission payments in two primary categories: (i) qualified commissions for reimbursement of point-of-sale offers on devices, and (ii) qualified commissions for service contracts. Qualified commission for reimbursement of point-of-sale offers on devices are calculated based on the difference between the indirect dealer's initial purchase price and Sprint's currently advertised selling price, which is consistent with the price charged for a device bundled with a qualified service contract in our direct sales channel. Our indirect dealers make independent pricing decisions on devices sold to end use customers and, from time to time, offer their own incentives for which Sprint does not reimburse or compensate the indirect dealer through our commission programs. Qualified commissions for service contracts are calculated based solely on the nature and type of service contract sold by the indirect dealer. The Company's service contracts with end use customers clearly demonstrate (in form and in substance) that sales incentives are used as a mechanism to promote the sale of the service contract and not the device because the Company does not manufacture equipment sold to end use customers and derives its economic return from the sale of wireless communication services. Equipment sold to end use customers, which enables the utilization and/or access to our wireless network services, is typically used as a marketing incentive to attract and retain end use customers. The Company generally does not pay commissions to indirect dealers for their sales to end use customers that only purchase a device without an associated service contract, demonstrating that incentives paid to indirect dealers are compensation, or commission, in exchange for obtaining an end use customer service contract.
Following is a summary of the primary commissions that we provide to indirect dealers for postpaid transactions. The type and nature of our commission programs as well as our accounting policies, have remained consistent since the Staff's review of our accounting for commissions related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
Background for Qualified Commissions for Reimbursement of Point-of-Sale Offers on Devices
We offer various commissions payable to indirect dealers for activations of a qualified device, which is a device sold to the indirect dealer by Sprint, combined with a qualified service contract, which is generally a 24-month contract with varying levels of service, such as voice, data and text plans. The purpose of these payments is to reimburse the indirect dealer for point-of-sale device offers made to entice the end use customer to sign a qualified service contract. Our pricing decisions on individual lines of devices are variable and change with some frequency. The amount of these payments is not determined until the device is activated, as point-of-sale price determinations are subject to change and, in part, based on the competitive nature of the market as well as the length and type of service contract purchased by the end use customer.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Background for Qualified Commissions for Service Contracts
We also offer various other commissions payable to indirect dealers which are earned based on performance of certain activities such as:

•	selling new service contracts; and

•	selling upgrades to service such as new features, add-on service or line additions.
These commissions are unaffected by whether the service sold to the end use customer is bundled with a device.
The following is an illustrative example of a transaction in which we sell a device to an indirect dealer who subsequently sells the device to an end use customer together with a qualified service plan:

Classification (1)	Sprint sale of device to indirect dealer		Indirect dealer sale of device and service contract to end use customer		Total Impact
Description	Description	Amount	Description	Amount	Amount
Net operating revenues	Device sold	$500		—	$500

Net operating revenues		—	Commissions (2)	$(350)	$(350)

Cost of services and products	Cost recognized	$500		—	$500

Net Equipment Margin (Subsidy)		$—		$(350)	$(350)

Sales, general and administrative expense		—	Commissions (3)	$(200)	$(200)

Operating Income / (Loss)		$—		$(550)	$(550)

(1) Classification in our Consolidated Statement of Comprehensive Loss. Net equipment margin (subsidy) is not shown separately in our Consolidated Statement of Comprehensive Loss, but is separately disclosed in our MD&A.

(2) Qualified commission for reimbursement of point-of-sale offer on device.

(3) Qualified commission for service contract.

The transaction whereby we sell the device to the indirect dealer and the transaction whereby the indirect dealer sells the device bundled with a service contract to an end use customer are two separate, distinct transactions which may not occur in the same period.
Following is a summary of the timing of recognition for commission payments and the applicable basis in authoritative literature under U.S. GAAP.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Accounting for Qualified Commissions for Reimbursement of Point-of-Sale Offers on Devices
We evaluate the terms and conditions of our compensation arrangements with indirect dealers, which change periodically, following the guidance in ASC 605-50, Customer Payments and Incentives, as well as FASB Concepts Statement No. 6, Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (Concepts Statement No. 6) and ASC subtopic 450-20, Accounting for Contingencies (ASC 450-20).
The guidance in ASC 605-50-25-1, Vendor's Accounting for Consideration Given to a Customer, addresses when to recognize the cost of a sales incentive and how to measure it. The guidance applies only to arrangements in which both of the following conditions are met:

a.	The incentive is linked to a single sales transaction (that is, multiple sales transactions are not required in order for the customer to exercise the incentive).

b.	The vendor does not receive an identifiable benefit from the customer in exchange for the sales incentive.
Because these commissions provided to indirect dealers are contingent upon the subsequent sale of a service contract, they are not the result of a “single sales transaction” as identified in ASC 605-50-25-1(a) above. Accordingly, we concluded that these commissions are outside the scope of ASC 605-50-25-1. In a “single sales transaction,” consideration offered by the vendor is generally designed to only promote the sale (or sell through) of a specific product that results in an identifiable benefit to the vendor, which is not the case with our business model as our objective is to attract and retain subscribers through profitable sales of wireless service plans. As discussed above, all commissions offered by the Company are designed to promote the sale of service contracts as opposed to the sale of devices. In our transactions, the sale of the subsequent service contract is what gives rise to the earning of the incentive and not the sell-in or the sell-through of the device.
We have therefore adopted a policy, which is consistently applied, to recognize the commission at the time the indirect dealer provides the necessary service to earn the commission and a liability is payable, which is when the service contract is signed. The basis for the appropriateness of our accounting under U.S. GAAP is as follows:

•
Existing authoritative U.S. GAAP addressing the timing for recognizing consideration paid to customers is limited to single sales transactions, volume-based revenue transactions or time-based customer retention. The commissions we offer to indirect dealers do not meet these criteria, are not designed to promote the sale of devices and are based on multiple sales transactions;

•
The timing of recognition of sales commissions for qualified transactions to indirect dealers is consistent with commissions paid for sales through our direct sales channel and is directly linked to the benefit received (the service contract) in exchange for such consideration;

•
The timing of the recognition of qualified commissions for reimbursement of point-of-sale offers on devices is consistent with industry practice for similar economic transactions (i.e., recognition in the period of subscriber acquisition). Accordingly, the timing of the recognition of our commissions further enables comparability of certain U.S. GAAP measures, such as operating income, across industry participants;

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

•
An over-arching concept of the authoritative guidance in ASC Subtopic 605-50-25 is the determination of the appropriate profit to be recorded when a single sales transaction has a subsequent incentive attached to it. In our case, our primary business objective is not to sell devices; rather, it is to provide service to the end use customer. This is evidenced by our compensation arrangements with indirect dealers in that they are not paid unless they sell an end use customer a qualifying service contract; and

•	Our accounting policy is supported by Concepts Statement No. 6 for recording liabilities and/or contingent liabilities as outlined below.
In determining when to recognize consideration provided to indirect dealers, the Company evaluated whether or not a liability (related to any form of consideration) exists as of the date devices are sold to indirect dealers, as follows:

•
Concepts Statement No. 6 paragraph 35 states: “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

•
ASC 450-20 defines a contingency as an existing condition, situation or set of circumstances involving uncertainty as to the possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. ASC Subtopic 450-20 goes on to state that a loss shall be accrued when both of the following conditions are met:

a.
Information available prior to the issuance of the financial statements indicates that it is probable than an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of the loss can be reasonably estimated.
We concluded that a liability, actual or contingent (obligation to provide the indirect dealer with any form of consideration), does not exist until such time that a service contract is signed. The device sale (past transaction) to the indirect dealer does not result in a present obligation, as the sale of the device is a separate, distinct transaction (i.e., revenue recognition criteria are met). In addition, the contingency guidance above refers to whether a liability has been incurred at the date of the financial statements.
The contract terms with the indirect dealers do not result in an obligation unless the indirect dealer sells a qualifying service contract. Therefore, the contracts with the indirect dealers to sell service contracts are more executory in nature. Accordingly, we have no liability until such time that an indirect dealer provides value to Sprint through the activation of an end use customer with a service contract.
Because the Company does not meet the first condition for accrual of a contingent loss, we have not had to design our reporting systems or internal controls around the estimation of such amount as if it were a contingency that required accrual. We expect such estimation would be subject to significant variability given the contingent nature of the items discussed in the preceding paragraphs.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Accounting for Qualified Commissions for Service Contracts
We considered the principles of ASC Subtopic 605-50 to determine when these commissions payable to indirect dealers should be recognized, as follows.
Qualified commissions for service contracts generally share the following characteristics:

•	The commission is earned only when an indirect dealer activates or extends an end use customer on our network;

•	The commission is the same regardless of whether the indirect dealer uses a device the Company sold them or if an end use customer activates wireless service with their own device; and

•
The timing of the recognition of commission payments to indirect dealers is consistent with our direct channel and industry practice, providing comparability in operating income among industry participants.

Because these commissions result from a single sales transaction, unlike the qualified commissions for reimbursement of point-of-sale offers on devices, we apply the guidance in ASC 650-50-25-3, which requires that cost of the incentive be recognized at the later of the following: a) the date at which the related revenue is recognized; or b) the date at which the sales incentive is offered. Therefore, we recognize the liability for the commission payable in the period it is earned by the indirect dealer, which is when they sell a qualified service contract to an end use customer.
The following table summarizes amounts recorded in fiscal 2011 and 2010 for device sales to indirect dealers, qualified commissions for reimbursements of point-of-sale offers on devices and qualified commissions for service contracts:
[*****]

7.
In a related matter, we see your disclosure on page 41 that iPhones are directly sourced by distributors. Please tell us how you determined whether this alternate sourcing arrangement impacts the timing of revenue recognition or incentive recognition for iPhones compared to other equipment. In that regard, we see your disclosure on page 40, that you reduce equipment revenue for indirect dealer point of sale discounts. Additionally, we see references on page F-12 and your disclosure on page 25 of your fourth quarter 2011 earnings presentation that “iPhone point-of sale discounts (subsidy) for devices directly sold by the manufacturer to indirect dealers, in which Sprint does not take device title, [are] recorded as sales expense.” Please provide your basis in U.S. GAAP for the difference in accounting.

Response:
In Sprint's typical transactions with indirect dealers (as defined in footnote 1), Sprint purchases the device from the OEM and then sells it to an indirect dealer who has the intention of selling it to an end use customer with or without the bundling of wireless services. However, as the Staff has noted, iPhones are sourced by certain of our indirect dealers, including Apple, directly from the OEM. In these circumstances, Sprint never takes title or risk of loss related to these iPhones, and accordingly does not recognize equipment revenue or cost of products related to these devices. Under the terms

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

of our contractual arrangements with indirect dealers, we must make payments to these indirect dealers for the sales effort associated with the sale of iPhones that are sold to end use customers with a Sprint service contract. The amount of the payment is calculated the same way as the commission obligation Sprint incurs to indirect dealers for all device sales bundled with a service contract. Sprint's indirect dealers are contractually obligated by Sprint to utilize that payment to reduce the price at which the iPhone is sold to the end use customer, enabling them to remain price competitive to end use customers.
In determining how to account for the payments to indirect dealers for iPhones sourced directly from the OEM, we applied the guidance in ASC 605-50-25-13 through 18 (formerly EITF 06-1 Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider). This guidance outlines a form driven approach whereby if a service provider (in this case, Sprint) gives consideration to a manufacturer or reseller (Sprint's indirect dealer, such as Apple or others) to sell a product necessary to obtain use of the service provider's product, then the classification of that cost is determined by the method of the payment that is passed along to the end use customer. In Sprint's case, the indirect dealers are contractually obligated to pass that payment along to the end use customer as a reduction in the price of the iPhone sold to the end use customer. The Task Force observed in ASC 605-50-25-17 that consideration paid by a service provider that results in a customer receiving a reduced price on equipment purchased from a manufacturer or reseller should be characterized as “other than cash” consideration for purposes of applying ASC 605-50-25. Because this discount is “other than cash,” in accordance with ASC 605-50-25, that payment should be treated as an expense rather than a reduction of revenue in Sprint's Statement of Comprehensive Loss. This conclusion is further clarified and supported by Example 22: Satellite Radio Service Provider in ASC 605-50-55-108 through 114. Based on this guidance, Sprint has recognized these payments to indirect dealers for iPhones within the Selling, General and Administrative expense line item. That expense is recognized at the point-of-sale to the end use customer, consistent with the timing of recognition for our other commissions (see response to comment 6 above).

8.
We see in 2011 you recorded a $78 million impairment. Public statements by your Chief Financial Officer indicate this $.03 pre-tax loss per share related to your Network Vision equipment. Since this network has not yet been deployed, please help us understand why the equipment was no longer necessary for management's strategic plan. In future filings please enhance your disclosures to indicate in more detail what the impairment related to, such as a particular large or prominent project.

Response:
The $78 million impairment charge relates to uninstalled network equipment compatible with our existing network platforms. As a result of the deployment of Network Vision, we concluded that the carrying value of this equipment is no longer recoverable as it is not compatible with Network Vision technology and, as a result, we no longer expect that we will utilize this equipment in future periods. We will enhance our future disclosures to provide more clarity as to the nature of the assets that were impaired.

Securities and Exchange Commission
April 19, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Form 8-K filed February 8, 2012
Exhibit 99.1

9.
We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted OIBDA and Free Cash Flow in the introduction of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

Response:
In future earnings releases, when disclosing a non-GAAP measure (including such measures in the title of our earnings press release), we will disclose the most directly comparable GAAP measure with equal or greater prominence and otherwise avoid giving undue prominence of the non-GAAP measure.
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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact me at (913) 315-7600. Thank you for your attention to this matter.
Very truly yours,
/s/ Ryan H. Siurek
Ryan H. Siurek
Vice President and Controller
(Principal Accounting Officer)